UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Immunocore Holdings PLC
(Name of Issuer)

Ordinary Shares, nominal value £0.002
(Title of Class of Securities)

45258D105
(CUSIP Number)

December 31 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	45258D105

1	Names of Reporting Persons
Nicholas Cross
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
2,369,610
	6	Shared Voting Power
0
	7	Sole Dispositive Power
2,369,610
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,369,610
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.4%
12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer: Immunocore Holdings PLC

(b)	Address of Issuer’s Principal Executive Offices: 92 Park Drive, Milton Park, Abingdon OX14 4RY UK

Item 2.

(a)	Name of Person Filing: Nicholas John Cross

(b)	Address of Principal Business Office or, if None, Residence: Lashford House, Church Lane, Dry Sandford, Abingdon OX13 6JP UK

(c)	Citizenship: UK

(d)	Title and Class of Securities: Ordinary Shares, nominal value £0.002

(e)	CUSIP No.: 45258D105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned: 2,369,610

(b)	Percent of Class: 5.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,369,610

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,369,610

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1 March 2022

Nicholas John Cross

/s/ Nicholas John Cross

Name/Title